Exhibit 8.1

Cardiome Pharma Corp.

List of Subsidiaries

Name	Jurisdiction

Rhythm-Search Development Ltd.	Canada
Cardiome Development AG	Switzerland
Cardiome, Inc.	United States
Artesian Therapeutics, Inc.	United States
Cardiome UK Limited	United Kingdom